Filed by CSN Holdings Corp.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                Subject Company: Wheeling-Pittsburgh Corporation
                                                  Commission File No.: 000-50300



         On November 6, 2006, Companhia Siderurgica Nacional issued the following joint press release with Wheeling-Pittsburgh Corporation concerning the proposed strategic alliance between Companhia Siderurgica Nacional and Wheeling-Pittsburgh Corporation. The following press release contains forward looking statements as discussed more fully below.

RELEASE DATE: NOVEMBER 6, 2006

FOR IMMEDIATE RELEASE
---------------------

              CSN ENHANCES EXISTING PROPOSAL TO WHEELING-PITTSBURGH
          SHAREHOLDERS; WHEELING-PITTSBURGH BOARD ENDORSES ENHANCEMENT
                           AS BEST CURRENT ALTERNATIVE

WHEELING, WV and SAO PAOLO, BRAZIL, November 6, 2006 -Companhia Siderurgica Nacional (CSN) (NYSE: SID) and Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) today announced that CSN has offered Wheeling-Pittsburgh an enhancement to its existing agreement with Wheeling-Pittsburgh. The board of Wheeling Pittsburgh Corporation has received and endorsed the new proposal as the best alternative currently available to the Company and its shareholders.

Under the Agreement and Plan of Merger previously announced on October 24, 2006, the parties agreed to a merger of Wheeling-Pittsburgh with a subsidiary of CSN, as a result of which the Wheeling-Pittsburgh shareholders would receive 50.5% of the combined entity and CSN would own the remaining 49.5%. The combined entity would be known as Wheeling-Pittsburgh Corporation. CSN also agreed to contribute $225 million in cash through the issuance by the combined company of a convertible debt security.

Under the enhanced proposal, for each share of Wheeling-Pittsburgh Corporation, shareholders will have the choice of electing to receive either i) a share of common stock in the new combined company ("A Share"); ii) a Depositary Share that requires CSN to pay $30 per share in cash four years after the merger ("B Share"); or iii) a combination of A and B Shares. Each B share will represent the same class of common stock as the A Share that is deposited with a depositary and will be subject to a mandatory purchase by CSN for $30 per share on the 4th anniversary of the merger. The total number of B Shares will be limited to 50% of the total of A and B Shares issued in the merger. The B shares will be listed for trading on the NASDAQ. CSN and the Company are in discussions to finalize the enhancement, subject to an amendment of the existing definitive agreements.

James G. Bradley, Chairman and Chief Executive Officer of Wheeling-Pittsburgh stated "The existing proposal represented the best strategic option for Wheeling-Pittsburgh shareholders at the time, continues to provide our shareholders an opportunity to realize significantly greater value, and positions Wheeling-Pittsburgh for future success. This enhanced proposal improves upon the previous proposal by providing the benefit of choice to shareholders and expressing the confidence that CSN has in this combination. Both CSN and the Company believe that the combined company will create significantly enhanced value going forward, and this alternative provides shareholders an opportunity to cash in on some of that value today at a significant premium to the current stock price if they so choose. Since this Company emerged from bankruptcy just over three years ago, our employees have worked hard and with full commitment to making Wheeling-Pittsburgh a success. CSN's enhanced proposal validates the extent of our employees' contributions and the great strides this Company has made in a relatively short period of time."

Marcos Lutz, Managing Director for Infrastructure and Energy, CSN, said, "We firmly believe in the value creation underlying the combination of our companies and are confident that significant synergies will be achieved. We also wanted to be responsive to what we have heard from shareholders and present this revised proposal which essentially offers them an attractive cash alternative. A number of financial institutions have volunteered to monetize the B Shares for shareholders, thereby establishing a market and price for these B Shares immediately."

Bradley concluded, "The paramount focus for our Board is creating shareholder value, and we are committed in pursuing the best transaction available to our shareholders. In addition to continuing to be open to bona fide third party offers, we continue to be in discussion with CSN to improve its current offer. In such effort, we are in active discussions with CSN in which CSN would allow existing Wheeling-Pitt shareholders to participate in the economic upside of the shares underlying the $225 million Convertible Debt. While this aspect of discussions are in preliminary stages and many details such as tax and legal structuring need to be addressed, this is another indication of our commitment to create additional value for our shareholders and CSN's willingness to share the potential upside benefits of this combination."

Under the terms of the agreement already announced, CSN will contribute its modern steel processing facility in Terre Haute, Indiana with current annual pickled and oiled, cold rolled and galvanized products of 1 million tons, provide Wheeling-Pittsburgh exclusive U.S. and Canadian distribution rights for CSN's flat-rolled steel products and commit to a ten-year slab supply agreement, which will provide a long-term, guaranteed supply of high-quality slabs on favorable payment terms.

CSN will also contribute $225 million in cash through the issuance by the combined company of a convertible debt security that, with the consent of the United Steelworkers, can be converted into equity in three years. Of the $225 million, approximately $150 million will be used for transformative capital improvements - $75 million to build a new energy-efficient furnace that would increase Wheeling-Pittsburgh's hot strip mill capacity to 4 million tons, and the balance to add a second galvanizing line at Terre Haute. The remaining $75 million will be used to enhance the combined company's liquidity position.

The Company and CSN expect to file a preliminary joint proxy statement and prospectus regarding the CSN transaction with the SEC as soon as possible.

The Company's Annual Meeting of Shareholders to elect its Board of Directors is scheduled for November 17, 2006 at the White Palace in Wheeling, WV. In addition, the Company expects to hold a Special Meeting of Stockholders in January 2007 to vote on the proposed transaction with CSN.

                                      * * *
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

Wheeling-Pittsburgh Corporation, together with the other participants as indicated below, intends to file with the Securities and Exchange Commission (the "SEC") a proxy statement and accompanying proxy card to be used to solicit votes for the election of its slate of director nominees at the 2006 annual meeting of stockholders of Wheeling-Pittsburgh Corporation and subsequently at a special meeting of stockholders to seek approval of the Company's proposed strategic alliance with CSN. The Company urges its shareholders to read the proxy statement in its entirety when it becomes available because it will contain important information, including information on the participants and their interests in Wheeling-Pittsburgh Corporation. When filed, the proxy statement will be available at no charge at the SEC's website at http://www.sec.gov. The participants in this proxy solicitation are Wheeling-Pittsburgh Corporation and the director nominees included in the proxy statement to be filed with the SEC. Additional information regarding potential participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement regarding the proposed strategic alliance if and when it becomes available.

Forward-Looking Statements Cautionary Language
----------------------------------------------

The information contained in this news release and the investor presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings Corp. and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings Corp. and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in


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

foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings Corp. and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

ABOUT WHEELING-PITTSBURGH

Wheeling-Pittsburgh was organized as a Delaware corporation on June 27, 1920 under the name Wheeling Steel Corporation. Its headquarters is located in Wheeling, WV, with major production facilities in the Upper Ohio and Monongahela valleys. Wheeling-Pittsburgh is a holding company that, together with its several subsidiaries and joint ventures, produces steel and steel products using both integrated and electric arc furnace technology. The Company has slab making production capacity of 2.8 million short tons and hot rolling capacity of 3.4 million short tons. Approximately 65 percent of its sales are comprised of high value-added products.

ABOUT COMPANHIA SIDERURGICA NACIONAL

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. CSN is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 21.5 million tons of iron ore, 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore. Besides the iron ore mine, CSN controls logistics assets -- ports and railways -- that enable an extremely cost efficient and reliable loading and unloading of slabs and ore for deep sea vessels. This integrated steelworks concept allows CSN to be one of the most cost competitive steel producers in the world.

CSN has had operations in the United States since 2001 through its wholly owned subsidiary Companhia Siderurgica Nacional, LLC (formerly known as Heartland Steel) located at Terre Haute, Indiana. Companhia Siderurgica Nacional LLC has an annual production capacity of 1 million tons of pickled and oiled, cold rolled and galvanized products. CSN shares are traded on the Sao Paolo (BOVESPA) and New York (NYSE) stock exchanges.

                                       ***
CONTACTS:

FOR WHEELING-PITTSBURGH CORPORATION:
Dennis Halpin (Investors)
304-234-2421

Jim Kosowski (Media)
304-234-2440

FOR CSN:
Jose Marcos Treiger (Investors)
+55-11-3049-7511

Jeremy Fielding or Laura Walters, Kekst and Company (U.S. Media)
+1-212-521-4800


                                      # # #

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


The information contained in the foregoing press release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

The foregoing shall not constitute an offer of any securities for sale. If and when definitive documentation for the proposed strategic alliance is completed, the proposed strategic alliance will be submitted to Wheeling-Pittsburgh Corporation stockholders for their consideration. CSN Holdings will file a registration statement with the SEC, containing a preliminary proxy statement of

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

Wheeling-Pittsburgh Corporation and a preliminary prospectus of CSN Holdings and other relevant documents concerning the proposed strategic alliance. Stockholders of Wheeling-Pittsburgh are urged to read the registration statement and the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CSN, CSN Holdings and Wheeling-Pittsburgh, at the SEC's website at www.sec.gov.

CSN and CSN Holdings and their respective directors, authorized persons, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed strategic alliance. Information about the directors and executive officers of CSN is set forth in CSN's Annual Report on Form 20-F for the 2005 fiscal year, as filed on July 3, 2006. CSN and its directors, authorized persons and executive officers do not own any shares of WPC.

Additional information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement/prospectus regarding the proposed strategic alliance if and when it becomes available.














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